UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from                          to

Commission file number 1-3932

Full title of plan:         WHIRLPOOL 401(k) RETIREMENT PLAN

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WHIRLPOOL CORPORATION

Administration Center

2000 North M-63

Benton Harbor, MI 49022-2692

Whirlpool 401(k) Retirement Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm

The Trustees

Whirlpool 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Whirlpool 401(k) Retirement Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Chicago, Illinois

June 22, 2009

Whirlpool 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
	2008	2007
Contributions receivable:
Employer	$3,977,894	$8,005,191
Participant	1,488,998	4,689,726

Total contributions receivable	5,466,892	12,694,917

Investments at fair value:
Mutual funds	729,240,760	1,093,936,373
Common and collective funds	270,071,364	253,711,250
Whirlpool Corporation common stock	81,718,071	124,110,901
Participant loans	43,019,137	46,584,041

Total investments at fair value	1,124,049,332	1,518,342,565
Net due (to) from broker	(7,035)	4,731

Net assets available for benefits at fair value	1,129,509,189	1,531,042,213

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	3,530,711	(1,919,697)

Net assets available for benefits	$1,133,039,900	$1,529,122,516

See accompanying notes to financial statements.

Whirlpool 401(k) Retirement Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2008	2007
Additions
Investment income:
Dividends on Whirlpool Corporation common stock	$2,777,193	$2,534,622
Other dividend income	32,820,272	68,668,495
Interest income	14,521,921	16,274,050

Total investment income	50,119,386	87,477,167

Contributions:
Employer contributions	65,725,524	65,050,035
Participant contributions	79,543,795	80,542,766
Rollover contributions	3,979,243	4,647,094

Total contributions	149,248,562	150,239,895

Total additions	199,367,948	237,717,062

Deductions
Benefit payments	138,600,627	202,899,016
Administrative expenses	200,646	86,558

Total deductions	138,801,273	202,985,574

Net (depreciation) appreciation in fair value of investments:
Whirlpool Corporation common stock	(57,641,352)	3,458,530
Mutual funds	(399,007,939)	10,778,916

	(456,649,291)	14,237,446

Net (decrease) increase in net assets available for benefits	(396,082,616)	48,968,934
Net assets available for benefits:
Beginning of year	1,529,122,516	1,480,153,582

End of year	$1,133,039,900	$1,529,122,516

See accompanying notes to financial statements.

Whirlpool 401(k) Retirement Plan

Notes to Financial Statements

1. Description of Plan

The Whirlpool 401(k) Retirement Plan (the Plan) is a defined-contribution plan sponsored by Whirlpool Corporation and participating subsidiaries (referred to as Employer, the Company, Plan Sponsor, or Whirlpool). The following description of the Plan provides only general information. Participants should refer to the Whirlpool 401(k) Retirement Plan Summary Plan Description for a more complete description of the Plan’s provisions. The Plan was amended and restated, effective January 1, 2007, to reflect the merger of the Maytag 401(k) Plan into the Plan and to provide for the participation of Maytag employees.

Eligibility

Essentially all U.S.-based full-time and part-time employees of Whirlpool are eligible to participate upon employment. Participation in the Plan is voluntary. New employees are automatically enrolled in the Plan unless they affirmatively opt out of the Plan. The Plan allows each participant to make tax-deferred contributions to the Plan, by payroll deduction, each payroll period, in any whole percentage of eligible earnings up to 50% (15% for highly compensated employees), but not to exceed the maximum allowable annual contribution, as determined by the Internal Revenue Code (the IRC). Participants who have attained age 50 by the end of the Plan year are eligible to make catch-up contributions subject to the limitations of Section 414(v) of the IRC. Such elections are made and can be adjusted on a daily basis by giving notice to the custodian via the voice response system, the internet website, or the customer service representative, to be effective, in most cases, as of the beginning of the next payroll period. Certain employees may make additional tax-deferred contributions to the Plan by directing a portion of any annual bonus due to the participant, of one or more designated bonus plans, to be deposited into the Plan. The amount of any such additional tax-deferred contributions may be elected by the employee to equal any whole percentage between 0% and 75%, as the participant elects, but not to exceed the maximum allowable annual contribution, as determined by the IRC. However, the deduction percentage applicable to a participant who is a highly compensated participant may not exceed 15%. Maytag employees became eligible to participate in the Plan effective January 1, 2007.

Whirlpool 401(k) Retirement Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Contributions and Vesting

The Plan provisions for the Employer’s matching contribution are to provide up to a 100% match of the first 3% of employee contributions and 50% of the next 2% of employee contributions for the majority of salaried and nonunion hourly employees. Most employees are also eligible to receive a 3% automatic Whirlpool contribution. Employer matching contributions and tax-deferred contributions are 100% vested at all times. Automatic contributions vest after three years of service. Exceptions to the above company contribution provisions exist and details of such can be found in the related plan documents.

The Plan was amended on February 26, 2009, to state that the Employer match is a discretionary contribution. The Company also announced the suspension of the Employer match on participant contributions for the majority of Plan participants, effective March 6, 2009.

Company contributions may be made in the form of cash or Whirlpool common stock. For the 2008 Plan year, $65,178,822 and $546,702 of Company contributions were made in cash and shares of Company stock, respectively. For the 2007 Plan year, all Company contributions were made in cash.

Forfeited nonvested accounts totaled $155,657 at December 31, 2008, and $23,213 at December 31, 2007. Forfeitures totaling $549,272 and $593,290 were used to offset employer contributions in 2008 and 2007, respectively. Any forfeited amounts may be used to offset Employer contributions or pay Plan administrative expenses.

A self-directed brokerage account is offered whereby participants can choose from investments outside the Plan’s fund line-up in which to invest a portion of their accounts. Special contribution, loan, distribution, withdrawal, and fee allocation rules apply to self-directed brokerage accounts.

The Plan has an employee stock ownership plan (Whirlpool ESOP Plan) component within its Whirlpool Corporation Common Stock Fund. Participants have the option to reinvest dividends in additional shares of Whirlpool stock in the Whirlpool ESOP Plan or receive a cash payout quarterly. All dividends are 100% vested.

The participant’s contribution and the Employer’s matching and automatic contributions are invested in funds selected by the employee. If a participant does not make an affirmative investment election, any contributions will be invested in the applicable target retirement fund with a target year closest to the year in which the participant will reach age 65.

Whirlpool 401(k) Retirement Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Effective February 20, 2009, the Company announced that the automatic Whirlpool contribution will be made in the form of Whirlpool stock instead of cash. The Plan does not restrict the participant’s ability to transfer amounts out of the Whirlpool stock fund, subject to the Company’s insider trading policy.

Benefit Payments

Upon termination, a participant with an account balance of $1,000 or less will receive a single lump-sum distribution equal to the value of his or her account. Participants with account balances exceeding $1,000 may elect to receive a lump-sum distribution, a monthly installment option, or rollover their account balance to an eligible retirement plan.

Participant Accounts

Deposits and withdrawals from each investment fund and transfers among investment funds are made at the direction of the participants. The Employer is responsible for determining that such transactions are in accordance with the Plan.

Income, including market value adjustments, under each of these funds is allocated to the participants’ accounts daily based on each participant’s equity in the fund. Self-directed brokerage accounts are segregated accounts within the trust fund and are treated for investment purposes as an investment of the account of the participant who has the self-directed brokerage account.

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Whirlpool 401(k) Retirement Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Plan investments are made in the manner specified in the trust agreement and in accordance with the stated investment policies of the respective funds. To the extent monies available for investment are not immediately invested, as provided in the investment policy of each fund, such monies are temporarily invested in short-term fixed income investments. All investments are made in light of a continuing evaluation of economic and market conditions that may cause such investment policy to vary from time to time.

Loans

The Plan provides for loans to participants in amounts up to the lesser of $50,000 or 50% of a participant’s account balance, with a minimum loan amount of $500. Such loans are allocated to a separate loan account and treated for investment purposes as an investment of the account of the participant who received the loan.

Plan Termination

The Employer has not expressed any intent to terminate the Plan; however, it is free to do so at any time subject to the provisions of the IRC and the Employee Retirement Income Security Act of 1974.

2. Significant Accounting Policies

Investments Held by the Trust

All the investments of the Plan are held by the trust. The custodian invests all assets of the trust according to the participants’ directions. Contributions, loan distributions and repayments, and benefit payments are specifically identified to the fund or funds within the trust to which assets of the Plan are credited. Except with respect to self-directed brokerage accounts and participant loans, which are segregated accounts, investment income and related expenses of the trust are allocated to the investment funds daily based on each investment fund’s proportionate share of the current value of the trust assets.

Whirlpool 401(k) Retirement Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Investment Valuation

Whirlpool common stock is valued at the last reported sales price on a national securities exchange on the last business day of the Plan year. Mutual funds are valued at quoted market prices, which represent the net asset values of shares at year-end. The fair value of the participation units and shares owned by the Plan in the common and collective funds is based on the net asset value at year-end. The net asset value is based on the fair value of the underlying investments as determined by the fund sponsor. Participant loans are stated at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Common and Collective Trust Fund invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Administrative Expenses

In general, the Plan’s expenses, except for broker commissions, self-directed brokerage account fees, portfolio transaction fees, and investment management fees (all of which are paid by participants), are paid by Whirlpool.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the trustees to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Whirlpool 401(k) Retirement Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Reclassifications

Certain prior year amounts in the statements of net assets available for benefits have been reclassified to conform to the current year presentation.

3. Fair Value Measurements

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards, Fair Value Measurements (SFAS No. 157), which defines fair value, establishes a consistent framework for measuring fair value, and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. SFAS No. 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, SFAS No. 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

See Note 2 for a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used to measure fair values at December 31, 2008 and 2007, as a result of adopting SFAS No. 157.

Whirlpool 401(k) Retirement Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

Assets measured at fair value are as follows:

Measured on a recurring basis:	December 31, 2008	Quoted prices (Level 1)	Other significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Mutual funds	$729,240,760	$729,240,760	$—	$—
Common and collective funds	270,071,364	—	270,071,364	—
Whirlpool Corporation common stock	81,718,071	81,718,071	—	—
Participant loans	43,019,137	—	—	43,019,137

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

Participant loans
Balance, December 31, 2007	$46,584,041
Purchases, sales, issuances, and settlements (net)	(3,564,904)

Balance, December 31, 2008	$43,019,137

Whirlpool 401(k) Retirement Plan

Notes to Financial Statements (continued)

4. Investments

The fair value of individual investments that represent 5% or more of the Plan’s assets is as follows:

	December 31,
	2008	2007
American Funds Euro Pacific Growth Fund	$82,830,906	$157,754,434
American Funds Growth Fund of America	120,590,247	202,961,064
Dodge & Cox Stock Fund	83,908,453	161,741,824
PIMCO Total Return Fund	91,069,938	76,826,086
Vanguard Explorer Fund	*	95,605,556
Vanguard Target Retirement 2020 Fund	60,121,085	*
Vanguard Retirement Savings Trust V	270,071,364	253,711,250
Whirlpool Corporation common stock	81,718,071	124,110,901

*Investment below 5% threshold.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 1, 2002, stating that the Plan is qualified under Section 401(a) of the IRC and that the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the IRC and therefore believes the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

Whirlpool 401(k) Retirement Plan

Notes to Financial Statements (continued)

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2008	2007
Net assets available for benefits per the financial statements	$1,133,039,900	$1,529,122,516
Adjustment from contract value to fair value	(3,530,711)	1,919,697

Net assets per the Form 5500	$1,129,509,189	$1,531,042,213

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to the Form 5500:

Year Ended December 31, 2008
Net decrease in net assets available for benefits per the financial statements	$396,082,616
Adjustment from contract value to fair value at beginning of year	1,919,697
Adjustment from contract value to fair value at end of year	3,530,711

Net decrease in net assets available for benefits per the Form 5500	$401,533,024

Supplemental Schedule

Whirlpool 401(k) Retirement Plan

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

EIN 38-1490038         Plan #001

December 31, 2008

	Number of	Current
Description of Investment	Shares or Units	Value
Mutual funds:
American Funds Euro Pacific Growth Fund	3,005,476	$82,830,906
American Funds Growth Fund of America	5,934,559	120,590,247
Dodge & Cox Stock Fund	1,128,257	83,908,453
PIMCO Funds; Total Return Fund;	8,981,256	91,069,938
Royce Fund; Royce Total Return Fund;
Investment Class	4,266,345	37,117,197
Vanguard Explorer Fund*	1,234,025	51,989,491
Vanguard Institutional Index Fund*	543,243	44,839,292
Vanguard Target Retirement 2005 Fund*	358,851	3,477,269
Vanguard Target Retirement 2010 Fund*	2,017,174	35,522,434
Vanguard Target Retirement 2015 Fund*	1,201,791	11,477,105
Vanguard Target Retirement 2020 Fund*	3,628,309	60,121,085
Vanguard Target Retirement 2025 Fund*	1,067,435	9,895,124
Vanguard Target Retirement 2030 Fund*	2,197,039	34,141,986
Vanguard Target Retirement 2035 Fund*	613,454	5,674,454
Vanguard Target Retirement 2040 Fund*	1,680,536	25,426,510
Vanguard Target Retirement 2045 Fund*	481,357	4,606,582
Vanguard Target Retirement 2050 Fund*	148,625	2,256,126
Vanguard Target Retirement Income*	1,137,949	10,833,275

		715,777,474
Common and collective funds:
Vanguard Retirement Savings Trust V*	273,602,075	270,071,364
Whirlpool Corporation* common stock	1,976,253	81,718,071
Vanguard Brokerage Option*	—	13,463,286

Participant loans*	Varying maturities
	with interest rates
	of 5% – 10.5%	43,019,137

Total investments		$1,124,049,332

*Party in interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Whirlpool 401(k) Retirement Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WHIRLPOOL CORPORATION Whirlpool 401(k) Retirement Plan

By:	/s/ Roy W. Templin
	Name:	Roy W. Templin
	Title:	Executive Vice President and Chief Financial Officer

Date: June 22, 2009

EXHIBIT INDEX

TO

FORM 11-K FOR

WHIRLPOOL 401(k) RETIREMENT PLAN

Exhibit Number	Description of Exhibit

23	Consent of Independent Registered Public Accounting Firm